

January 17, 2024

Eva Renee Barnett
Chief Financial Officer
Immunovant, Inc.
320 West 37th Street
New York, NY 10018

     Re: Immunovant, Inc.
         Form 10-K for the Fiscal Year Ended March 31, 2023
         Filed May 22, 2023
         File No. 001-38906

Dear Eva Renee Barnett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31 , 2023

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 105

1.   You disclose on page 101 that you are currently developing batoclimab for myasthenia gravis ("MG"), thyroid eye disease ("TED"), chronic inflammatory demyelinating polyneuropathy ("CIDP") and Graves' disease ("GD"). Please revise your future filings to break out research and development program expenses by each of these four indications separately for each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Vanessa Robertson at 202-551-3649 or Jenn Do at 202-551-3743 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences